As filed with the Securities and Exchange Commission on October 30, 2001

                                                  Registration No. 333-
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER

                           THE SECURITIES ACT OF 1933

                                ----------------

                          VISHAY INTERTECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

         Delaware                       3670                    381686453
      (State or other            (Primary Standard          (I.R.S. Employer
      jurisdiction of                Industrial           Identification Number)
     incorporation or           Classification Code
       organization)                  Number)

                                 ---------------

                                   Avi D. Eden
                               63 Lincoln Highway
                        Malvern, Pennsylvania 19355-2120
                                 (610) 644-1300
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                -----------------

                                    Copy to:
                            Scott S. Rosenblum, Esq.
                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement and the completion of the merger of General Semiconductor, Inc. with a subsidiary of Registrant.

                                ----------------

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
|-|

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

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                         CALCULATION OF REGISTRATION FEE

                                                    Proposed
Title of each class                                 Maximum
       of                              Offering     Aggregate        Amount of
 securities to be      Amount to        Price       Offering       Registration
   registered        be Registered     Per Unit      Price             Fee
-------------------------------------------------------------------------------
Common Stock, par     6,245,499 (1)      Not        121,474,956(2)  $ 30,369 (3)
  value $0.10 per                     Applicable
  share............
-------------------------------------------------------------------------------

(1) Represents the maximum number of shares of Registrant's common stock issuable following completion of the merger of a subsidiary of Registrant with and into General Semiconductor, Inc. upon conversion of $172.5 million principal amount of convertible subordinated notes due 2006 issued pursuant to the indenture dated December 14, 1999 between General Semiconductor and The Bank of New York, as trustee.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, based upon the product of (i) 6,245,499, the maximum number of shares of Registrant's common stock issuable upon conversion of the General Semiconductor convertible notes following the merger, and (ii) $19.45, the average of the high and low prices of Registrant's common stock on the New York Stock Exchange on October 29, 2001.

(3) 0.025% of the Proposed Maximum Aggregate Offering Price. A fee in the amount of $35,082 was previously paid by Registrant in respect of the shares being registered hereby in connection with Registrant's Registration Statement on Form S-4 (File Number 333-69004). That registration statement registered, inter alia, 6,245,499 shares of Registrant's common stock issuable in the merger in respect of the General Semiconductor common stock issuable upon conversion of the General Semiconductor convertible notes, assuming that the entire principal amount of the notes was converted prior to the merger. This registration statement relates to the same shares, assuming the notes are converted following the merger. Accordingly, no fee is being paid with this filing.

                                   -----------

      Preliminary Prospectus, Subject to Completion, dated October 30, 2001

                                6,245,499 Shares

                                  (Vishay logo)

                          Vishay Intertechnology, Inc.

                                  Common Stock

                               -------------------

      Vishay is offering its shares of common stock upon conversion of $172.5 million principal amount of 5.75% convertible notes due 2006 of General Semiconductor, Inc. following the merger of General Semiconductor with a subsidiary of Vishay. In the merger, each outstanding share of General Semiconductor common stock will be exchanged for 0.563 of a share of Vishay common stock. Following the merger, each $1,000 principal amount of the convertible notes will be convertible into 36.2058 shares of Vishay common stock corresponding to a conversion price of $27.62 per share. The conversion ratio and conversion price are subject to adjustment in certain circumstances.

      The shares of common stock trade on the New York Stock Exchange under the symbol "VSH". On October 29, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $19.35 per share.

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of this prospectus.

      Vishay will not receive any cash proceeds from the issuance of shares of common stock upon conversion of the convertible notes.

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is ____________, 2001.

      You should rely only on the information contained or incorporated by reference in this prospectus. Vishay has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Vishay is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition, results of operations and prospects of Vishay may have changed since that date.

      References in this prospectus to "Vishay," "the Company," "we," "us" and "our" refer to Vishay Intertechnology, Inc. and its consolidated subsidiaries, unless otherwise specified.

                                TABLE OF CONTENTS

Where You Can Find More Information..........................................1
Forward Looking Information..................................................1
About Vishay.................................................................3
Risk Factors.................................................................4
Use of Proceeds..............................................................8
Description of Capital Stock.................................................8
Conversion of the Notes......................................................9
Certain United States Federal Tax Consequences..............................13
Plan of Distribution........................................................14
Legal Matters...............................................................14
Experts.....................................................................14

                       WHERE YOU CAN FIND MORE INFORMATION

      Vishay files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any public offering document Vishay files without charge at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549.

      You can also request copies of all or any portion of these documents by writing the Public Reference Section and paying certain prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Section. Additionally, these documents are available to the public from the SEC's web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Vishay is "incorporating by reference" into this prospectus certain information that Vishay files with the SEC. This means that Vishay is disclosing important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that Vishay files later with the SEC under the Exchange Act will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. Vishay incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the end of the offering of Vishay common stock made under this prospectus:

       o      Annual Report on Form 10-K for the year ended December 31, 2000;

       o Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

       o      Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

       o      Current Report on Form 8-K filed on June 18, 2001;

       o      Current Report on Form 8-K filed on October 26, 2001; and

       o      Registration Statement on Form 8-A filed on December 27, 1983.

      You may request a copy of these filings, or any other documents or other information referred to in, or incorporated by reference into, this prospectus, at no cost, by writing or calling us at the following address or telephone number:

      Vishay Intertechnology, Inc.
      63 Lincoln Highway
      Malvern, Pennsylvania 19355-2120
      (610) 644-1300

      Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

                            FORWARD LOOKING INFORMATION

      Some of the statements in this prospectus and in documents incorporated by reference constitute forward-looking statements. These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry's actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. In some cases, you can identify forward-looking statements by terminology such as "may, "will," "could," "would," "should," "believe," "expect," "plan," "anticipate," "intend," "estimate," "predict," "potential" and other expressions which indicate future events and trends. Vishay does not, nor does any other person, assume responsibility for the accuracy and completeness of any forward-looking statements. Vishay has no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of our most recent Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

      The following factors, among others, could cause our or our industry's future results to differ materially from historical results or those anticipated:

       o      overall economic and business conditions;

       o      the demand for Vishay's goods and services;

       o the fact that Vishay's customers may cancel orders they have placed with us, in whole or in part, without advance notice;

       o      competitive factors in the industries in which Vishay competes;

       o      changes in governmental regulation;

       o changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

       o      developments in and results of litigation;

       o interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

       o economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

       o the timing, impact and other uncertainties of the acquisition of General Semiconductor and other pending and future acquisitions by Vishay;

       o the ability to achieve anticipated synergies and other cost savings in connection with such pending and future acquisitions; and

       o the terrorist attacks on the United States on September 11, 2001, the impact of such events on the economy in general and on the demand for Vishay's goods and services in particular, and the effect of the foregoing on Vishay's revenues and earnings.

      These factors and the risk factors described in this document are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. Vishay operates in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

                                  ABOUT VISHAY

      Vishay is a leading international manufacturer and supplier of passive and active electronic components, particularly resistors, capacitors, inductors, diodes and transistors that, through its subsidiaries offers its customers "one-stop" access to one of the most comprehensive electronic component lines of any manufacturer in the United States or Europe. Passive electronic components, discrete active electronic components and integrated circuits are the primary elements of every electronic circuit. Vishay manufactures one of the broadest lines of surface mount devices, a format for electronic components that has evolved into the standard required by most customers. In addition, Vishay continues to produce components in the traditional leaded form. Components manufactured by Vishay are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and consumer electronics industries. Since 1985, Vishay has pursued a business strategy that principally consists of the following elements:

       o expansion within the electronic components industry, primarily through the acquisition of other manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which Vishay has substantial marketing and technical expertise;

       o reduction of selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies;

       o achievement of significant production cost savings through the transfer and expansion of manufacturing operations to regions such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and the People's Republic of China, where Vishay can take advantage of lower labor costs and available tax and other government-sponsored incentives; and

       o maintenance of significant production facilities in those regions where Vishay markets the bulk of its products in order to enhance customer service and responsiveness.

      As a result of this strategy, Vishay has grown during the past fifteen years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of electronic components.

      Vishay was incorporated in Delaware in 1962 and maintains its principal executive offices at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120. Its telephone number is (610) 644-1300.

                                  RISK FACTORS

      An investment in the securities offered through this prospectus involves certain risks. You should carefully consider the following information as well as other information contained or incorporated by reference in this prospectus before investing in our common stock.

Risk factors relating to Vishay's business generally

      Our business is cyclical and the current decline in demand in the electronic component industry may continue and may become more pronounced.

      Vishay and others in the electronic and semiconductor component industry have recently experienced a decline in product demand on a global basis, resulting in order cancellations and deferrals. This decline is primarily attributable to a slowing of growth in the personal computer and cellular telephone product markets. This slowdown may continue and may become more pronounced. The current slowdown in demand, as well as recessionary trends in the global economy, makes it more difficult for Vishay to predict its future sales, which also makes it more difficult to manage its operations, and could adversely impact Vishay's results of operations. In the past, adverse economic trends that resulted in a slowdown in demand for electronic components have materially and adversely impacted Vishay's results of operations. A decrease in the current demand for Vishay's products, or an increase in supply due to the expansion of production capacity by Vishay's competitors, could cause a significant drop in Vishay's average sales prices, which could, in turn, cause a reduction in Vishay's gross margins and operating profits. In addition, at the initial stage of a business cycle, increased efforts by distributors to sell inventory remaining from the prior cycle may cause average selling prices to decrease. Vishay's published operating results for the first half of 2001 reflect some of these industry trends. For example, during the first half of 2001 restructuring costs were $35.3 million as a result of Vishay's accelerated effort to streamline operations in response to the continued weakness in the electronic components market at the time. Vishay estimates that it will incur additional restructuring costs during 2001 of approximately $35 million.

In the past Vishay has grown through acquisitions but this may not continue.

      Vishay's long-term historical growth in revenues and net earnings has resulted in large part from its strategy of expansion through acquisitions. However, we cannot assure you that Vishay will identify or successfully complete transactions with suitable acquisition candidates in the future. We also cannot assure you that acquisitions Vishay completes in the future will be successful. If an acquired business fails to operate as anticipated or cannot be successfully integrated with Vishay's other businesses, Vishay's results of operations, enterprise value, market value and prospects could all be materially and adversely affected.

Future acquisitions could require Vishay to issue additional indebtedness or equity.

      If Vishay were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through bank borrowings or the issuance of public or private debt. This would likely decrease Vishay's ratio of earnings to fixed charges and adversely affect other leverage criteria. Under Vishay's existing credit facility, Vishay is required to obtain the lenders' consent for certain additional debt financing, is required to comply with other covenants including the application of specific financial ratios and is restricted from paying cash dividends on its capital stock. We cannot assure you that the necessary acquisition financing would be available to Vishay on acceptable terms when required. If Vishay were to undertake an acquisition for equity, the acquisition may have a dilutive effect on the interests of the holders of Vishay common stock.

Vishay's results are sensitive to raw material availability, quality and cost.

      Many of Vishay's products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Vishay's results of operations may be materially and adversely affected if Vishay has difficulty obtaining these raw materials, the quality of available raw materials deteriorates or there are significant price increases for these raw materials. For example, the prices for tantalum and palladium, two raw materials that Vishay uses in its capacitors, are subject to fluctuation. For periods in which the prices of these raw materials are rising, Vishay may be unable to pass on the increased cost to Vishay's customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, Vishay may be required to write down its inventory carrying cost of these raw materials which, depending on the extent of the difference between market price and its carrying cost, could have a material adverse effect on Vishay's net earnings.

      Vishay is a major consumer of the world's annual production of tantalum. Tantalum, a metal purchased in powder or wire form, is the principal material used in the manufacture of tantalum capacitors. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. Due to the strong demand for its tantalum capacitors and difficulty in obtaining sufficient quantities of tantalum powder from its suppliers, Vishay stockpiled tantalum ore in 2000 and early 2001. During the six months ended June 30, 2001, Vishay experienced a significant decrease in sales due to declining orders and the deferral or cancellation of existing orders. Vishay's tantalum capacitor business was particularly impacted by the slowdown in sales. Prices for tantalum ore and powder decreased during this period. As a result, Vishay has recorded write-downs of $10,000,000 and $20,000,000 on tantalum during the quarter and six months ended June 30, 2001, respectively. Vishay has entered into long-term take or pay contracts to purchase specified quantities of tantalum at fixed prices through 2005. Under these contracts, the annual tantalum purchase commitments are approximately $47,000,000 for 2001 and $150,000,000 for 2002 through 2005. In addition, Vishay makes purchases of tantalum from its other suppliers under annual contracts at prices that are subject to periodic adjustment. Depending on the extent of the downward pricing trend for tantalum ore, Vishay could again be required to write down the carrying cost of our inventory of tantalum ore, which could have a material adverse effect on Vishay's net earnings.

      Palladium, a metal used to produce multi-layer ceramic capacitors, is currently found primarily in South Africa and Russia. Palladium is a commodity product that is subject to price volatility. The price of palladium fluctuated in the range of approximately $201 to $970 per troy ounce during the three years ended December 31, 2000. Since that time, the price of palladium has been as high as $1,110 per troy ounce, and as of October 26, 2001, it was approximately $338 per troy ounce.

      From time to time there have been short-term market shortages of raw materials. While these shortages have not historically adversely affected Vishay's ability to increase production of products containing tantalum and palladium, they have historically resulted in higher raw material costs for Vishay. Vishay cannot assure you that any of these market shortages in the future would not adversely affect Vishay's ability to increase production, particularly during periods of growing demand for Vishay's products.

Vishay's backlog is subject to customer cancellation.

      Many of the orders that comprise Vishay's backlog may be canceled by customers without penalty. Customers may on occasion double and triple order components from multiple sources to ensure timely delivery when backlog is particularly long. Customers often cancel orders when business is weak and inventories are excessive, a phenomenon that Vishay has experienced in the current economic slowdown. Therefore, Vishay cannot be certain that the amount of its backlog does not exceed the level of orders that will ultimately be delivered. Vishay's results of operations could be adversely impacted if customers cancel a material portion of orders in Vishay's backlog.

Vishay faces intense competition in its business.

      Vishay's business is highly competitive worldwide, with low transportation costs and few import barriers. Vishay competes principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. The electronics components industry has become increasingly concentrated and globalized in recent years and Vishay's major competitors, some of which are larger than Vishay, have significant financial resources and technological capabilities.

Vishay may not have adequate facilities to satisfy future increases in demand for its products.

      Vishay's business is cyclical and in periods of a rising economy may experience intense demand for its products. During such periods, Vishay may have difficulty expanding its manufacturing to satisfy demand. Factors which could limit such expansion include delays in procurement of manufacturing equipment, shortages of skilled personnel and capacity constraints at Vishay's facilities. If Vishay is unable to meet its customers' requirements and its competitors sufficiently expand production, Vishay could lose customers and/or market share. This could have an adverse effect on Vishay's financial condition and results of operations and prospects.

Future changes in Vishay's environmental liability and compliance obligations may harm Vishay's ability to operate or increase costs.

      Vishay's manufacturing operations, products and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in Vishay's manufacturing processes, employee health and safety labeling or other notifications with respect to the content or other aspects of Vishay's processes, products or packaging, restrictions on the use of certain materials in or on design aspects of Vishay's products or product packaging and responsibility for disposal of products or product packaging. More stringent environmental regulations may be enacted in the future, and Vishay cannot presently determine the modifications, if any, in Vishay's operations that any such future regulations might require, or the cost of compliance with these regulations. In order to resolve liabilities at various sites, Vishay has entered into various administrative orders and consent decrees, some of which may be, under certain conditions, reopened or subject to renegotiation.

Risk factors relating to Vishay's operations outside the United States

Vishay obtains substantial benefits by operating in Israel, but these benefits may not continue.

      Vishay has increased its operations in Israel over the past several years. The low tax rates in Israel applicable to earnings of Vishay's operations in that country, compared to the rates in the United States, have had the effect of increasing Vishay's net earnings. In addition, Vishay has taken advantage of certain incentive programs in Israel, which take the form of grants designed to increase employment in Israel. Any significant increase in the Israeli tax rates or reduction or elimination of the Israeli grant programs that have benefited Vishay could have an adverse impact on Vishay's results of operations. See Note 1 to the Consolidated Financial Statements in Vishay's Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus, for a description of Vishay's accounting policy for grants received by certain subsidiaries from governments outside the United States.

Vishay attempts to improve profitability by operating in countries in which labor costs are low, but the shift of operations to these regions may entail considerable expense.

      Vishay's strategy is aimed at achieving significant production cost savings through the transfer and expansion of manufacturing operations to and in countries with lower production costs, such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and China. In this process, Vishay may experience under-utilization of certain plants and factories in high labor cost regions and capacity constraints in plants and factories located in low labor cost regions. This may result initially in production inefficiencies and higher costs. These costs include those associated with compensation in connection with work force reductions and plant closings in the higher labor cost regions, and start-up expenses, manufacturing and construction delays, and increased depreciation costs in connection with the initiation or expansion of production in lower labor cost regions.

      As Vishay implements transfers of certain of its operations it may experience strikes or other types of labor unrest as a result of lay-offs or termination of Vishay's employees in high labor cost countries.

Vishay is subject to the risks of political, economic and military instability in countries outside the U.S. in which it operates.

      Vishay has operations in 12 countries around the world outside the United States, and approximately 56% of Vishay's revenues during 2000 were derived from sales to customers outside the United States. Some of the countries in which Vishay operates have in the past experienced and may continue to experience political, economic and military instability or unrest. These conditions could have an adverse impact on the ability of Vishay to operate in these regions and, depending on the extent and severity of these conditions, could materially and adversely affect Vishay's overall financial condition and operating results.

Risk factors relating to Vishay's capital structure

The holders of Class B common stock have voting control of Vishay.

      Vishay has two classes of common stock: common stock and Class B common stock. The holders of common stock are entitled to one vote for each share held, while the holders of Class B common stock are entitled to 10 votes for each share held. Currently, two principal holders of Class B common stock control approximately 54% of the outstanding voting power of Vishay. As a result, these holders of Class B common stock are able to cause the election of the entire board of directors of Vishay. These holders of the Class B common stock may also be able to approve other actions as stockholders without obtaining the votes of other stockholders of Vishay.

      Following Vishay's acquisition of General Semiconductor, based on the number of shares of General Semiconductor stock currently outstanding, these two holders will control approximately 50.2% of the voting power of Vishay and thus will continue to have voting control of Vishay.

The existence of the Class B common stock may deprive other stockholders of a premium value for their shares in a takeover.

      The effective control of Vishay by holders of the Class B common stock may make Vishay less attractive as a target for a takeover proposal. It may also make it more difficult or discourage a merger proposal or proxy contest for the removal of the incumbent directors, even if such actions were favored by all stockholders of Vishay other than the holders of the Class B common stock. Accordingly, this may deprive the holders of common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of Vishay with or by another company.

                                 USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the common stock issuable upon conversion of the notes.

                          DESCRIPTION OF CAPITAL STOCK

      The aggregate number of shares of capital stock which Vishay has authority to issue is 171,000,000 shares: 1,000,000 shares of preferred stock, par value $1.00 per share, 150,000,000 shares of common stock, par value $0.10 per share and 20,000,000 shares of Class B common stock, par value $0.10 per share. At a special meeting of stockholders of Vishay to be held in connection with the proposed acquisition of General Semiconductor, Vishay's stockholders will be asked to approve an amendment to Vishay's Amended and Restated Certificate of Incorporation increasing the authorized number of shares of common stock to 300,000,000 and the authorized number of shares of Class B common stock to 40,000,000. At October 1, 2001, there were 122,456,017 shares of common stock and 15,496,634 shares of Class B common stock outstanding. Immediately following completion of the acquisition of General Semiconductor, Vishay anticipates that there would be approximately 143,758,905 shares of common stock and 15,496,634 shares of Class B common stock outstanding. No shares of preferred stock have been issued.

      After any required payment on shares of preferred stock, holders of common stock and Class B common stock are entitled to receive, and share ratably on a per share basis, all dividends and other distributions declared by the board of directors of Vishay. In the event of a stock dividend or stock split, holders of common stock will receive shares of common stock and holders of Class B common stock will receive shares of Class B common stock. Neither the common stock nor the Class B common stock may be split, divided or combined unless the other is split, divided or combined equally.

      The holders of common stock are entitled to one vote for each share held. Holders of Class B common stock are entitled to 10 votes for each share held. The common stock and the Class B common stock vote together as one class on all matters subject to stockholder approval, except as set forth in the following sentence. The approval of the holders of common stock and of Class B common stock, each voting separately as a class, is required to authorize issuances of additional shares of Class B common stock other than in connection with stock splits and stock dividends.

      Shares of Class B common stock are convertible into shares of common stock on a one-for-one basis at any time at the option of the holder thereof. The Class B common stock is not transferable except to the holder's spouse, certain of such holder's relatives, certain trusts established for the benefit of the holder, the holder's spouse or relatives, corporations and partnerships beneficially owned and controlled by such holder, such holder's spouse or relatives, charitable organizations and such holder's estate. Upon any transfer made in violation of those restrictions, shares of Class B common stock will be automatically converted into shares of common stock on a one-for-one basis.

      Neither the holders of common stock nor the holders of Class B common stock have any preemptive rights to subscribe for additional shares of capital stock of Vishay.

      The common stock is listed on the New York Stock Exchange. There is no public market for shares of Vishay's Class B common stock. All outstanding shares of common stock and Class B common stock are, and upon conversion, the shares of common stock issuable upon conversion of the convertible notes will be, validly issued, fully paid and non-assessable.

      Vishay furnishes to its stockholders annual reports containing financial statements certified by an independent public accounting firm. In addition, Vishay furnishes to its stockholders quarterly reports containing unaudited financial information for each of the first three quarters of each year.

      American Stock Transfer & Trust Company is the transfer agent and registrar of Vishay's common stock and Class B common stock.

                             CONVERSION OF THE NOTES

General

      Vishay is offering its shares of common stock upon conversion of $172.5 million principal amount of 5.75% convertible subordinated notes due 2006 of General Semiconductor following the merger of General Semiconductor with a subsidiary of Vishay. By their original terms, these notes were convertible into shares of common stock of General Semiconductor at a conversion rate of 64.3087 shares of General Semiconductor for each $1,000 principal amount of notes. The notes are governed by an indenture, dated December 14, 1999, between General Semiconductor and The Bank of New York, as trustee.

      Vishay has entered into a merger agreement with General Semiconductor under which General Semiconductor will be merged with a subsidiary of Vishay and will become a wholly-owned Vishay subsidiary. The stockholders' meetings of General Semiconductor and Vishay have been called for November 2, 2001 to vote on the merger and certain related matters. If approved by stockholders, the merger is expected to be consummated shortly after the meetings. In the merger, each outstanding share of General Semiconductor common stock will be exchanged for 0.563 of a share of Vishay common stock.

      Under the terms of the indenture governing the notes, upon completion of the merger, the notes will be convertible into shares of Vishay common stock at a conversion rate of 36.2058 shares of Vishay common stock for each $1,000 principal amount of notes. Vishay and General Semiconductor are executing a supplemental indenture, dated as of the merger date, reflecting the convertibility of the notes following the merger into shares of Vishay.

Terms of Conversion

      The following discussion summarizes certain provisions of the indenture, as amended, governing the notes relating to the conversion rights of the holders of notes, as they will apply following completion of the merger. This discussion is only a summary. Noteholders must refer to the indenture itself and the form of supplemental indenture for the definitive terms of the notes relating to conversion and all other terms of the notes. The full text of the indenture is incorporated by reference into and the form of supplemental indenture is attached as an exhibit to the registration statement of which this prospectus forms a part.

      General. Each holder of General Semiconductor notes has the right, at any time prior to the close of business on December 15, 2006, the stated maturity date of the notes, unless previously redeemed or repurchased, at the holder's option, to convert any portion of the principal amount thereof that is $1,000 or an integral multiple of such amount into shares of Vishay common stock at the conversion price of $27.62 per share of common stock, subject to adjustment as described below. The corresponding conversion ratio is 36.2058 shares of Vishay common stock per $1,000 principal amount of notes. Under circumstances described in the indenture, notes may be called for redemption by General Semiconductor or may be delivered to General Semiconductor for repurchase. The right to convert a note called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on two business days immediately prior to the redemption date or repurchase date, as applicable, for such note, unless General Semiconductor subsequently fails to pay the applicable redemption price or repurchase price, as the case may be.

      Conversion Procedures. In order to exercise conversion of a note or notes, a General Semiconductor noteholder must surrender the note or notes to General Semiconductor at any time during usual business hours at its office or agency maintained for the purpose as provided in the indenture, accompanied by a fully executed written notice, in substantially the form and manner set forth on the reverse of the note, that the holder elects to convert the note or a stated portion thereof constituting a multiple of $1,000 principal amount.

      If any notes are converted during the period after any record date but before the next interest payment date, interest on such notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those notes. Any notes that are delivered to General Semiconductor for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of notes being converted. General Semiconductor will not require the payment to it described in the preceding sentence if, during that period between a record date and the next interest payment date, a conversion occurs on or after the date that General Semiconductor has issued a redemption notice and prior to the date of redemption. If any notes are converted after an interest payment date but on or before the next record date, no interest will be paid on those notes. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional share.

      The notice of conversion must state the name or names and address in which the certificate or certificates for shares of Vishay common stock shall be issued. Notes surrendered for conversion must, if reasonably required by General Semiconductor or the trustee, be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to General Semiconductor duly executed by the holder or his attorney, duly authorized in writing, with appropriate signature guarantee.

      As promptly as practicable after the receipt of such notice and the surrender of the note, General Semiconductor will, subject to the provisions of the indenture, cause to be issued and delivered at such office or agency to the holder, or on his written order, a certificate or certificates for the number of full shares of Vishay common stock issuable on conversion of notes in accordance with the provisions of the indenture and cash, as provided in the indenture, in respect of any fraction of a share of Vishay common stock otherwise issuable upon such conversion.

      In the case of conversion of a portion, but less than all, of a note, General Semiconductor will as promptly as practicable execute, and the trustee will thereafter authenticate and deliver to the holder thereof, at General Semiconductor's expense, a note or notes in the aggregate principal amount of the unconverted portion of the note surrendered. Except as otherwise expressly provided in the indenture, no payment or adjustment shall be made for interest accrued on any note or portion thereof converted or for dividends or distributions on any Vishay common stock issued upon conversion of any note.

      General Semiconductor notes held, directly or indirectly, by or through participants in the Depository Trust Company are convertible in accordance with the customary procedures of the Depository Trust Company.

      Conversion Adjustment. The conversion price is subject to adjustment in certain events, including:

       o any payment of a dividend or other distribution, payable in common stock on any class of Capital Stock of Vishay;

       o any issuance to all or substantially all holders of Vishay common stock of rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price of Vishay common stock, determined in accordance with the indenture; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur;

       o certain subdivisions, combinations or reclassifications of Vishay's common stock;

       o any distribution to all or substantially all holders of Vishay common stock of evidences of indebtedness, shares of Capital Stock (other than common stock), cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and distributions in connection with the liquidation, dissolution or winding up of Vishay and excluding dividends and distributions paid exclusively in cash and in mergers and consolidations to which the penultimate paragraph of this section applies);

       o any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to above, or cash distributed upon a merger or consolidation to which the penultimate paragraph of this section applies) to all or substantially all holders of Vishay common stock in an aggregate amount that, combined together with (A) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustments have been made and (B) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by Vishay or any of its Subsidiaries for Vishay common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15.0% of Vishay's market capitalization (defined as being the product of the then current market price of Vishay common stock multiplied by the number of shares of Vishay common stock then outstanding) on the record date of such distribution; and

       o the completion of a tender offer made by Vishay or any of its Subsidiaries for Vishay common stock to the extent that the aggregate consideration, together with (A) any cash and other consideration payable in a tender offer by Vishay or any of its Subsidiaries for Vishay common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to above to all holders of Vishay common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15.0% of Vishay's market capitalization on the expiration of such tender offer.

      In the event of a distribution to all or substantially all of the holders of Vishay common stock of rights, warrants or options to subscribe for or purchase any securities (other than those referred to above), General Semiconductor may, instead of making an adjustment in the conversion price, provide that each holder of a note, who converts the note after the record date for such distribution and prior to the expiration of such rights, shall be entitled to receive upon such conversion of the note, in addition to shares of common stock, an appropriate number of such rights, warrants or options. No adjustment of the conversion price will be required to be made until the cumulative adjustments amount to one percent or more of the conversion price as last adjusted; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in a subsequent adjustment. No adjustment of the conversion price will result in zero or in a negative number or will reduce the conversion price below the then par value of the Vishay common stock (in which case the conversion price would be reduced to such par value), unless the Vishay common stock has no par value at such time (in which case the conversion price would be reduced to $0.10 per share).

      General Semiconductor, from time to time and to the extent permitted by law, may reduce the conversion price by any amount for any period of at least 20 business days, in which case General Semiconductor shall give at least 15 days notice of such reduction to the trustee for the notes and the holders, if the board of directors has made a determination that such reduction would be in the best interests of General Semiconductor, which determination shall be conclusive. General Semiconductor may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States Federal income tax purposes. See "Certain United States Federal Tax Consequences" beginning on page 13.

      In case of any reclassification or change of outstanding shares of common stock issuable upon conversion of the notes (other than certain changes in par value) or consolidation or merger of Vishay with or into another Person or any consolidation or merger of another Person with or into Vishay (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of Vishay, each note then outstanding will, without the consent of any holder of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of common stock into which such note was convertible immediately prior thereto after giving effect to any adjustment required to be made as set forth above; provided that if the kind or amount of securities, cash and other property is not the same for each share of Vishay common stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer or conveyance, any holder who fails to exercise any right of election shall receive per share the kind and amount of securities, cash or other property received per share by a plurality of such shares.

      For purposes of the above discussion:

      "Capital Stock" means, with respect to any Person, any and all shares, interests, rights to purchase (other than convertible or exchangeable indebtedness), warrants, options, participation or other equivalents of or interests (however designated) in stock issued by that Person;

      "Person" or "person" means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity; and

      "Subsidiary" with respect to any Person, means

       (1) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person,

       (2) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such Person a majority of the partnership interests, or

       (3) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

      The following is a summary of certain U.S. federal income tax consequences to U.S. holders of the notes relating to conversion of the notes into common stock. The following discussion is not intended as and does not purport to be a complete analysis of all the potential U.S. federal income or other tax considerations which may be relevant to certain investors in light of their particular investment or other circumstances, including persons who are not U.S. holders. In addition, we do not discuss any U.S. state or local income or foreign income or other tax consequences relating to conversion. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable existing and proposed Treasury regulations, current administrative rulings and practice and judicial authority, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. The discussion below deals only with notes held as capital assets (generally, held for investment) and does not address holders of notes that may be subject to special rules, including, without limitation, certain U.S. expatriates, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect mark-to-market accounting treatment, regulated investment companies, persons subject to the alternative minimum tax provisions of the Code and persons who hold the notes as part of a straddle, hedge, conversion or other integrated transaction. We have not sought any ruling from the Internal Revenue Service ("IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions. You should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of converting the notes into common stock and of owning and disposing of the common stock that may be applicable to you.

Certain Federal Income Tax Consequences to U.S. Holders

      For purposes of the following discussion, a "U.S. holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes,

      (1)   a citizen or individual resident of the United States,

      (2) a corporation or partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized in or under the laws of the United States or of any political subdivision thereof,

      (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

      (4) a trust (i) if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      Conversion of the Notes. A U.S. holder generally will recognize gain or loss upon conversion of notes into common stock equal to the difference between
(i) the fair market value of the common stock and cash in lieu of fractional shares received upon the conversion and (ii) the U.S. holder's adjusted tax basis in the notes. Except with respect to accrued market discount on the notes, if any, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder's holding period is more than one year. In general, and subject to a de minimis exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note (which is its stated principal amount) exceeds the holder's adjusted tax basis in the note when purchased.

Subject to a limited exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income over the life of the note. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method.

      Generally, a holder's tax basis in the common stock received in the conversion will be the fair market value of such stock, and the holding period of such stock will begin on the day following the date of conversion.

      Adjustment of Conversion Price. The conversion price of the notes may adjust under certain circumstances. Section 305 of the Code treats certain actual or constructive distributions of stock with respect to stock or convertible securities as a distribution taxable as a dividend (to the extent of the issuer's current and accumulated earnings and profits). Under applicable Treasury regulations, an adjustment to the conversion price of the notes may, under certain circumstances, be treated as a constructive dividend under these rules to the extent it increases the proportional interest of a U.S. holder of a note in our fully diluted common stock, whether or not the holder ever converts the note into Vishay common stock. Generally, a holder's tax basis in a note will be increased by the amount of any constructive dividend. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to holders of our common stock.


                              PLAN OF DISTRIBUTION

      The shares of common stock that we are offering in this prospectus will be issued solely upon conversion of the General Semiconductor convertible notes. See "Conversion of the Notes" beginning on page 9 for a discussion of the conversion terms and procedures.


                                  LEGAL MATTERS

      Certain legal matters regarding the common stock issuable upon conversion of the General Semiconductor notes are being passed upon for Vishay by Kramer Levin Naftalis & Frankel LLP, New York, New York.


                                     EXPERTS

      The consolidated financial statements of Vishay Intertechnology, Inc. appearing in Vishay's Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                   Information Not Required In The Prospectus

Item 14. Other Expenses Of Issuance And Distribution

      The Registrant is paying all of the expenses related to this offering. The following table sets forth the approximate amount of fees and expenses payable by the Registrant in connection with this Registration Statement and the distribution of the shares of common stock registered hereby.

      SEC registration fee                    $ 31,602
      Legal fees and expenses                   20,000
      Accounting fees and expenses              10,000
      Printing and engraving expenses           20,000
1      Miscellaneous                             18,398
                                              --------
      Total                                   $100,000


Item 15. Indemnification Of Directors And Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      Vishay's certificate of incorporation provides that every person who is or was a director, officer, employee or agent of the corporation shall be indemnified by the corporation against all judgments, payments in settlement, fines, penalties, and other reasonable costs and expenses resulting from any action, proceeding, investigation or claim which is brought or threatened by or in the right of Vishay or by anyone else by reason of such person being or having been a director, officer, employee or agent of Vishay or any act or omission of such person in such capacity. Such indemnification shall be available either if such person is wholly successful in defending such action or if, in the judgment of a court or the Board of Directors or in the opinion of independent legal counsel, such person acted in good faith in what he reasonably believed to be in the best interests of the corporation and was not adjudged liable to the corporation, and, in any criminal action, had no reasonable cause to believe that his action was unlawful. In the case of a derivative action, such indemnification shall not be made other than in respect of a court approved settlement or if, in the opinion of independent counsel, the person satisfied the standard of conduct specified in the prior sentence, the action was without substantial merit, the settlement was in the best interest of Vishay and the payment is permissible under applicable law. Directors may authorize the advancement of reasonable costs and expenses in connection with any such action to the extent permitted under Delaware law. Vishay's certificate of incorporation further provides that no director shall have any personal liability to Vishay or to its stockholders for any monetary damages for breach of fiduciary duty, to the extent permitted under the Delaware General Corporation Law.

      Vishay maintains $55 million of insurance to reimburse the directors and officers of Vishay and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Vishay or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Vishay pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

Item 16. Exhibits

 Exhibit No.                   Description
 -----------                   -----------

     3.1 Composite Amended and Restated Certificate of Incorporation of Vishay dated August 3, 1995. Incorporated by reference to Exhibit
               3.1 to Vishay's Form 10-Q for the quarter ended June 30, 1995.

     3.2 Certificate of Amendment of Composite Amended and Restated Certificate of Incorporation of Vishay. Incorporated by reference to Exhibit 3.1 to Vishay's Form 10-Q for the quarter ended June 30, 1997.

     3.3 Amended and Restated Bylaws of Vishay. Incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-2 (File Number 33-13833) of Registrant 3.4 Amendment No. 1 to Amended and Restated Bylaws of Vishay. Incorporated by reference to Exhibit
               3.2 to Vishay's Form 10-K (File Number 1-7416) for the fiscal year ended December 31, 1993.

     4.1 Indenture, dated as of December 14, 1999 between General Semiconductor and The Bank of New York, as trustee. Incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-3 (File Number 333-94513) of General Semiconductor, Inc.

     4.2 Form of Supplemental Indenture between Vishay, General Semiconductor and The Bank of New York, as trustee.

     5.1 Opinion of Kramer Levin Naftalis & Frankel LLP regarding the legality of the shares of Vishay common stock registered hereunder.

     23.1      Consent of Ernst & Young LLP.

     23.2      Consent of Kramer Levin Naftalis & Frankel LLP (included in
               Exhibit 5.1).

      24       Power of Attorney (included on the signature page).



Item 17. Undertakings

      (a) The undersigned Registrant hereby undertakes:

            (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (ii) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (iii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iv) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (v) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (vi) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, State of Pennsylvania, on the 30th day of October, 2001.

                                    VISHAY INTERTECHNOLOGY, INC.

                                    By: /S/ FELIX ZANDMAN
                                       ---------------------------------
                                       Felix Zandman
                                       Chairman of the Board and
                                       Chief Executive Officer


      KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints FELIX ZANDMAN and AVI D. EDEN, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on October 30, 2001 in the capacities indicated below.


       SIGNATURE                         TITLE
       ---------                         -----

     /S/ FELIX ZANDMAN          Director, Chairman of the Board, and Chief
----------------------------    Executive Officer (Principal Executive Officer)
       FELIX ZANDMAN

      /S/ AVI D. EDEN           Director, Vice Chairman of the Board, Executive
----------------------------    Vice President and General Counsel
        AVI D. EDEN

      /S/ ELI HURVITZ           Director
----------------------------
        ELI HURVITZ

      /S/ GERALD PAUL           Director, President and Chief Operating Officer
----------------------------
        GERALD PAUL

   /S/ RICHARD N. GRUBB         Director, Executive Vice President, Treasurer
----------------------------    and Chief Financial Officer (Principal Financial
       RICHARD N. GRUBB         and Accounting Officer)

   /S/ ROBERT A. FREECE         Director, Senior Vice President
----------------------------
     ROBERT A. FREECE

  /S/ DR. EDWARD B. SHILS       Director
----------------------------
    DR. EDWARD B. SHILS

____________________________    Director
     LUELLA B. SLANER

     /S/ ZIV SHOSHANI           Director
----------------------------
       ZIV SHOSHANI

    /S/ MARK I. SOLOMON         Director
----------------------------
      MARK I. SOLOMON

   /S/ JEAN-CLAUDE TINE         Director
----------------------------
     JEAN-CLAUDE TINE

     /S/ MARC ZANDMAN           Director
----------------------------
       MARC ZANDMAN

     /S/ RUTA ZANDMAN           Director
----------------------------
       RUTA ZANDMAN